D. Roger Glenn
Direct Dial: (212) 912-2753
E-Mail: drglenn@eapdlaw.com

April 21, 2006

Karl Hiller
Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Washington, DC 20549-7010

Dear Mr. Hiller:

On behalf of Barnabus Energy, Inc. (the “Company”), this letter responds to the comments we have received from you by letter dated March 14, 2006 to Mr. David Saltman regarding the Company’s Form 8-K filed December 13, 2005 and Form 10-QSB for fiscal quarter ended November 30, 2005 filed January 17, 2006 (File No. 0-50450). We have reproduced your comments below and set forth the Company’s response to each.

SEC COMMENT

Form 8-K Filed December 13, 2005

1.
We have read your response to prior comment three and do not believe you have fully complied with our request to amend your filing to include a discussion of the reasons you loaned $250,000 to Connect Renewable Energy, Inc. and the terms of your arrangement with them. Please amend your Form 8-K accordingly.

COMPANY RESPONSE

The Company will amend its Form 8-K as requested.

SEC COMMENT

Form 10-QSB for the Fiscal Quarter Ended November 30, 2005

Financial Statements

Note 7 - Advances in Respect of Oil and Gas Interest Acquisition, page 17

2.
We have read your response to prior comment seven and continue to be unclear on the mechanism by which you were allowed to hold and control the Manyberries Gas Project. Tell us where you have filed the separate agreement governing the economic aspects of your involvement prior to closing the transaction, as this does not appear to be covered in the March 3, 2005 Oil & Gas Asset Sale Agreement filed with your Form 8-K on August 31, 2005. If this has not been filed, please file it promptly and submit a copy for our review. Please also submit a schedule listing all consideration you had given to Goldstar pursuant to the terms set forth in these agreements, as of May 31, 2005 and November 30, 2005, apart from and in addition to other costs that you incurred while operating the property; reconcile the amounts on your schedules to those identified in your disclosures. Presently, we do not believe you have shown sufficient justification for your assertion of control, as it relates to the risks and rewards of ownership, or the capitalization of costs such as operator fees and interest. To demonstrate recoverability, you should be able to show how the amounts capitalized relate to the consideration promised, and that you were entitled to a refund of these amounts if the transaction were not consummated. Please disclose the reasons the arrangement was rescinded, identity of the party making the election to rescind; and the amount of any gain or loss recognized in your financial statements in recording this event.

Karl Hiller
April 21, 2006

COMPANY RESPONSE

The Manyberries Gas Project was held in a trust of which Goldstar Gas Corp was a 90% beneficiary. The trustee was MB Gas Inc. Barnabus acquired the beneficial interest in the trust from Goldstar (through its wholly owned subsidiary Sapphire Energy Inc.). A form of the trust was filed as an exhibit to Barnabus’ 8-K on August 31, 2005. Barnabus then engaged MB Gas to act as the operator of the project pursuant to a Project Development & Project Management Agreement No 150 dated March 3, 2005, as amended (the “Project Agreement”). This agreement is being filed by amendment to the above-referenced 8-K today. It required MB Gas to create a general plan for developing the project and to submit the same to Barnabus for its approval. That approval is in the sole discretion of Barnabus. Following the approval of a general plan by Barnabus, MB Gas had to get specific authorization for expenditures, and Barnabus had the right to refuse to agree to these. Goldstar was not, and had no right to be, involved in these operational activities. Barnabus believes that the terms of the Project Agreement, together with the above-described interest in the trust, gave it control over the project and entitled it to capitalize the costs that it did. Barnabus believes that it is ordinary and customary to capitalize such costs and that doing so is consistent with generally accepted accounting procedures. At the time, Barnabus believed that it would recover the capitalized costs through the operation of the project.

We are enclosing a schedule listing all payments Barnabus made to Goldstar as of May 31, 2005 and November 30, 2005 reconciled to Barnabus’ balance sheets on those dates.

The acquisition by Barnabus of the Manyberries Project was rescinded by the mutual action of all the parties thereto. Barnabus’ reason for doing so was to focus on renewable energy sources instead of traditional ones. As a result of the rescission, Barnabus recognized an impairment to the associated assets that reduced their value to $1 million, the amount that Goldstar is required to pay Barnabus pursuant to the terms of the rescission.

Karl Hiller
April 21, 2006

If you have any questions regarding the foregoing, please do not hesitate to contact me at 212-912-2753. Thank you for your attention to this matter.

Sincerely,

/s/ D. Roger Glenn, Esq.

cc:	David Saltman
Cheryl Bostater
Tracie Towner
Errol Sanderson